Exhibit 11
RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months ended:
	March 31,	March 31,
	2006	2005
Basic weighted average shares outstanding	5,447,811	5,347,002

Stock options
Options at $9.95	—	—
Options at $9.87	—	—
Options at $9.50	322	96
Options at $8.81	4,614	2,558
Options at $8.75	106	73
Options at $6.50	2,186	4,119
Options at $6.45	546	3,347
Options at $6.18	50,961	50,577
Options at $6.00	24,491	38,112
Options at $4.50	2,513	2,411
Options at $3.80	15,677	15,201
Options at $3.13	8,660	8,464
Options at $2.60	1,862	10,386
Options at $2.20	15,682	15,462
Options at $2.19	39,994	68,217
Options at $1.98	22,912	61,664

Diluted weighted average shares outstanding	5,638,327	5,627,689

Net income ($000’s)	$1,054	$1,049

Net income per share:
Basic income per share	$0.19	$0.20
Diluted income per share	$0.19	$0.19

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